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                                                                     EXHIBIT 2.6


                         UNITED STATES BANKRUPTCY COURT
                           NORTHERN DISTRICT OF TEXAS
                                DALLAS DIVISION

IN RE:                                   Section    CHAPTER 11
                                         Section
AUTOMOBILE CREDIT FUND                   Section    CASES   395-34981-RCM-11
1991-III, INC., ET AL.,                  Section    THROUGH 395-34988-SAF-11
                                         Section
                                         Section    JOINTLY ADMINISTERED UNDER
         Debtors.                        Section    CASE NO. 395-34981-RCM-11


            ORDER GRANTING SECOND MOTION FOR TECHNICAL, NON-MATERIAL
               MODIFICATION TO THE THIRD AMENDED AND SUPPLEMENTED
                          JOINT PLAN OF REORGANIZATION


         On March 8, 1996, the Debtors and the Official Creditors' Committee brought on for hearing a Second Motion for Technical, Non-Material Modification to the Third Amended and Supplemented Joint Plan of Reorganization. Notice had been given on a limited basis, only to the members of the Committee and their counsel, as well as to the Office of the United States Trustee. The pleadings of the parties were considered. The following constitute the Court's Findings of Fact and Conclusions of Law:

                    Findings of Fact and Conclusions of Law

         1. On March 1, 1996, this Court confirmed the Third Amended and Supplemented Joint Plan proposed by the Debtors and Search Capital Group, Inc., (the "Plan"). The order confirming the Plan was entered on March 4, 1996.

         2. The Plan provided two basic options. Noteholders could either accept preferred and common stock in Search Capital Group (the "Search Equity Option"), or they could take their





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pro rata share of the Collateral securing the Notes (the "Collateral Option").
Under the Collateral Option, the Notes would be sold or serviced out under the supervision of a Noteholders' Trust. Approximately twenty per cent of the Noteholders elected the Collateral option; those Notes total approximately $12.5 million in estimated face amount, as summarized below for each Debtor and as identified in Exhibit "A" attached to this Order:

(a)      ACF-1991                                        $145,000
(b)      ACF                                             $411,000
(c)      ACP                                             $122,000
(d)      ACF-1992                                      $2,035,000
(e)      ACF-III                                       $2,162,000
(f)      ACF-IV                                        $1,181,000
(g)      ACF-V                                         $2,883,000
(h)      ACF-VI                                        $3,500,000

         3. Under Section 4.04(b) of the Plan, the Committee can sell the Collateral for those Noteholders having selected the Collateral Option (the "Electing Noteholders"), if the Committee receives a bona-fide offer in an amount equal to or exceeding the liquidation value of the corresponding Collateral prior to the Plan's Effective Date. In accordance with the Plan, a sub-committee of the full Committee (the "Trust Committee") has negotiated with third parties to sell the Electing Noteholders' Notes and/or Collateral for the net purchase price set forth below for each $1,000 in original face amount of the Notes/Collateral:

(a)      ACF-1991                                             $200
(b)      ACF                                                  $200
(c)      ACP                                                  $250
(d)      ACF-1992                                             $650
(e)      ACF-III                                              $650
(f)      ACF-IV                                               $680
(g)      ACF-V                                                $700
(h)      ACF-VI                                               $780





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         4.      A copy of the letter agreement between the Committee and the
Purchasers is attached to this Order as Exhibit "B".

         5. The sale is conditioned upon the following items from the Noteholders/Sellers perspective:

                 a.       Court approval;

                 b. Such sale being completed on a "block" basis, meaning that all of the Collateral or Notes, will be sold together, or none shall be sold.

                 c. Purchasers will have committed in writing, in a form acceptable to the Committee, and in a binding fashion, to purchase all such Collateral or Notes for each Debtor fund by no later than March 11, 1996, at 5:00 p.m. CST.

                 d. The sale will be closed by March 13, 1996; if closed later, such closing shall in no event be later than the Plan's Effective Date. The physical exchange of the Notes and related instruments for cash shall occur no later than March 20, 1996.

                 e. An escrow arrangement satisfactory to the Committee and the Purchasers will be implemented to assure the availability of the cash purchase price by March 13, 1996; if closed later than March 13, such escrow shall be created no later than the Plan's Effective Date.

                 f. The sale of the Collateral/Notes will exclude the treatment provided such Noteholders' Allowed Unsecured Claims, including (a) all interests of Noteholders having selected either the Collateral Option in the Litigation Trust with respect to "Estate Claims" and "Individual Claim" either assigned to the Litigation Trust or withheld by individual Noteholders from being





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assigned to the Litigation Trust under Article IX of the Plan, and (b)
Noteholders' rights to receive Warrants under the Plan.

                 g. The Purchasers will represent and warrant that such purchase of securities issued by Search has not been made with a view toward redistribution within the meaning of Section 1145(b) of the Bankruptcy Code.

         6. The sale is conditioned upon the following items from the Purchasers' perspective:

                 a. Court approval of a Plan Amendment providing for the Purchasers of the Collateral/Notes, having the opportunity for fifteen (15) days following the closing of sale of the Collateral/Notes (and exchange of note instruments for the cash consideration), to change such Noteholders' original election of the Collateral Option to the Search Equity Option, as such elections are described in Sections 4.03 and 4.04 of the Plan; and

                 b.       the sale's taking place prior to the Plan's Effective
Date.

         7. The price to be realized by the Noteholders will equal or exceed the ultimate estimated recoveries set out on page 11 of the Disclosure Statement under both the low and middle case recovery rates for all funds; such prices also exceed the recovery rates posited in the highest case for four of the eight funds. The Disclosure Statement assumed that the recovery would be obtained over the remaining life of the Notes; the proposed purchases provide for immediate cash payment. While the recoveries forecast in the Disclosure Statement were discounted to a present value, the sale eliminates the vagaries and uncertainties of future collections.

         8. The proposed purchase opportunity is open for only a brief period. The Purchasers wish to acquire freely-tradeable Search stock under the Plan.





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         9.      In order to effect a prompt sale and "settlement" within three
(3) days thereafter, as typically required of securities transactions by the Securities and Exchange Acts, the Debtors will issue new Notes in the name of each Purchaser for its respective amount of purchased Collateral/Notes and deliver such Notes to the Committee for its exchanging them with the Purchasing Agent for cash.

         10. All existing Note certificates issued by the Debtors and held by Noteholders having selected this Collateral Option will become null and void once this order becomes final and non-appealable. Nonetheless, in order to avoid any confusion over the continuing validity of such certificates, Noteholders will be required to submit them to the Committee, for ultimate transmission to the Plan Transfer Agent, in order to receive their cash payments.

         11. The Plan in its present form does not contemplate or deal with the current situation, in two ways:

                 a. Although Claims are freely transferrable under Bankruptcy Rule 3001(e), the Plan is silent regarding whether a Claim purchaser may change the Equity/Collateral Option election already made by the previous holder of an Allowed Secured Noteholder Claim as part of the balloting process.

                 b. As to those Noteholders who have elected the Collateral Option, the Plan provides only for the sale of the Collateral before the Effective Date; there is no explicit mechanism or authority for the acceptance and approval of a sale of the Notes before the Effective Date. Without such authority, the Collateral-electing Noteholders may lose a significant and beneficial opportunity which they otherwise may not have, since no other offers to buy the collateral have come forward at so high a price.





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         12.     The members of the Trust Committee -- the entity created by the Noteholders Trust Agreement to deal with the matter of Note/Collateral sale -- believe that this purchase proposal should be accepted, if there is clear authority to do so.

         13. Because the Offers are likely to exceed the payout to those electing the Collateral Option under the Plan, the changes proposed are merely technical, non-material modifications which may be made ex parte, without a generalized notice to creditors.

         14. It is in the best interest of the Estates that the Plan be modified and supplemented as requested by the Movants.

         WHEREFORE, PREMISES CONSIDERED, it is therefore

         ORDERED THAT All existing Note certificates issued by the Debtors and held by Noteholders having selected this Collateral Option will become null and void once this order becomes final and non-appealable. Nonetheless, in order to avoid any confusion over the continuing validity of such certificates, Noteholders will be required to submit them to the Committee, for ultimate transmission to the Plan Transfer Agent, in order to receive their cash payments.

         ORDERED that the Plan be, and it hereby is, modified and supplemented in the follows ways:

                 a. By adding the bolded, underlined language to the currently-existing Section 4.02 of the Plan, which is set out in normal type:

         4.02 Selection of Options by Classes 1 Through 8. Each Noteholder voting "Yes" on the Joint Plan may select either the Search Equity Option or the Collateral Option. Any Noteholder voting "No" on the Joint Plan will not be given the right to select either the Search Equity Option or the Collateral Option. If the Joint Plan is confirmed as to the applicable Debtor, those who voted "No" on the Joint Plan shall receive treatment under the Search Equity Option. IF A PERSON PURCHASES A NOTEHOLDER CLAIM BEFORE THE EFFECTIVE DATE BUT AFTER EITHER THE SEARCH EQUITY OR THE COLLATERAL OPTION HAS BEEN SELECTED BY THE NOTEHOLDER, SUCH NEW





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         PURCHASER MAY ALTER THE OPTION SELECTED, IF SUCH ALTERATION IS DONE
         BEFORE THE EFFECTIVE DATE.

                          b.      By adding the bolded, underlined language to
the currently-existing first paragraph of Section 4.04.B. of the Plan, which is set out in normal type:

         4.04.B.  Sale of Assets
         If, prior to the Effective Date, the Creditors' Committee receives a bona fide offer to purchase the respective NOTES AND/OR Collateral at a price, net of selling costs and after taking into account risks associated with other alternatives which exceeds the ESTIMATED liquidation value of the Collateral (as determined by the Committee AND ITS EXPERTS or, if necessary, determined by the Bankruptcy Court), the Noteholders' Trust may not be formed. Instead, the net proceeds of the NOTE OR Collateral sale shall, after providing appropriate escrows for the payment of the Administrative Claims and other contingency expenses or claims, be distributed BY THE COMMITTEE OR ITS DESIGNEES to all Noteholders selecting the Collateral Option within thirty (30) days following the closing of such sale.

Dated: March 8, 1996




                                        /s/ ROBERT C. MCGUIRE
                                        -------------------------------
                                        ROBERT C. McGUIRE, CHIEF
                                        UNITED STATES BANKRUPTCY JUDGE





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After entry, please return to:

Van Oliver
Andrews & Kurth, LLP
4400 Thanksgiving Tower
Dallas, Texas 75201
Counsel for the Official Creditors' Committee





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